Exhibit 99.1

Seabridge Gold Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of SEABRIDGE GOLD INC. (herein called the "Corporation") will be held at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3 on Tuesday, June 27, 2017 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2016 and the auditors’ reports thereon;

2.	to fix the number of directors of the Corporation at seven;

3.	to elect directors for the ensuing year;

4.	to appoint the auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors;

6.

to approve, by a majority of disinterested shareholders, the grants of 550,000 stock options to directors of the Corporation as more particularly set out in the Management Proxy Circular in respect of the Meeting; and

7.	to transact such other business as may properly come before the Meeting.

The Management Proxy Circular prepared in respect of the Meeting provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

This Notice and the other materials being sent to you in relation to the Meeting are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such shares on your behalf.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Toronto, Ontario this 3rd day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Rudi Fronk

Rudi P. Fronk
Chairman and Chief Executive Officer